QUOVADX, INC.
                                                       Moderator: Lorine Sweeney
                                                            11-04-03/9:10 am EST
                                                           Confirmation #3831554
                                                                          Page 1

                                                          Filed by Quovadx, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                      Subject Company: Rogue Wave Software, Inc.
                                                   Commission File No. 000-28900

Quovadx intends to commence an exchange offer and to file with the Securities and Exchange Commission (SEC) a Schedule TO and Registration Statement on Form S-4 relating to the exchange offer. Rogue Wave intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the exchange offer. Quovadx expects to mail a Prospectus/Offer to Exchange and related offer materials to stockholders of Rogue Wave, and Rogue Wave expects to mail a Schedule 14D-9 to its stockholders. Investors and security holders are urged to read these documents carefully when they are available because they will contain important information about the transaction. Documents filed by Quovadx with the SEC may be obtained without charge at the SEC website at www.sec.gov and at Quovadx's website at www.quovadx.com Documents filed by Rogue Wave with the SEC may be obtained without charge at the SEC website and at Rogue Wave's website at www.roguewave.com.



                               QUOVADX ROGUE WAVE

                            Moderator: Lorine Sweeney
                                November 4, 2003
                                   9:10 am EST


Operator:             Good morning. My name is (Amanda) and I will be your
                      conference facilitator. At this time, I would like to welcome everyone to the Quovadx/Rogue Wave Investor
                      Briefing Conference Call. All lines have been placed on mute to prevent any background noise.

                      After the speaker's remarks, there will be a question and answer period. If you would like to ask a question during this time, simply please press star then the number 1 on your telephone keypad. If you would like to withdraw your question, press star then the number 2.

                      I would now like to turn the conference over the Larry Thede, Vice President of Investor Relations.

                      Please go ahead sir.

Larry Thede:          Good morning, and thank you for joining us for today's
                      conference call. With us today are Quovadx's President and CEO, Lorine Sweeney, and Rogue Waves' Chief Executive
                      Officer, Kathleen Brush.  Gary Scherping, Quovadx's
                      CFO, will join us for the question and answer session.

                      We've prepared slides for you to review as we go through our presentation. To access the presentation, please go to the web cast link for the call that can be found on the events page of the investor section of our Quovadx website. The web address is www.quovadx.com/investors/calendar.jsp.

                      We'll begin the call with Managements' formal comments concerning today's announcement of Quovadx's agreement to acquire Rogue Wave in a cash and stock offer. We will then open the call to your questions.

                      Before we begin, I'd like to draw your attention to Slide 2 where you will find additional information regarding the Rogue Wave acquisition.

                      We would like to advise you as to where you can find more information about the transaction. Quovadx will be filing a Schedule TO and a Registration Statement on Form S-4 with the SEC relating to the offer of cash and Quovadx stock to Rogue Wave's shareowners and Rogue Wave will be filing a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC regarding the offer.

                      We urge you to read these documents carefully when they are available because they will contain important information about the transaction. Documents filed by Quovadx with the SEC may be obtained without charge at the SEC website at www.sec.gov and at Quovadx's website at www.quovadx.com. Documents filed by Rogue Wave with the SEC may be obtained without charge at the SEC website and at Rogue Wave's website at www.roguewave.com.

                      I'd like you to move to Slide 3. Please note, that during the course of this call, Management will be making forward looking statements regarding the Rogue Wave acquisition including statements including the timing of the transaction, the anticipated effect of the acquisition on Quovadx's operating results and financial condition, the anticipated improvement in Quovadx's position in the industry in which it competes as a result of the transaction and the expected effect of the transaction on Quovadx's product offerings.

                      These statements reflect Managements' current expectations regarding future events. Actual events may differ materially from these statements. These statements are subject to a number of risks and uncertainties including risks relating to the consummation of the acquisition, potential difficulties in the assimilation of Rogue Wave's business, the risk of loss of key personnel at Rogue Wave, and the risk of the diversion of Management attention from other business concerns.

                      We do not undertake any obligation to update or correct any forward looking statements included in this presentation to reflect events or circumstances occurring after the date of this presentation, November 4, 2003.

                      Let's move on to Slide 4, and I'd now like to turn the call over the Lorine.

Lorine Sweeney:       Thanks Larry, and good morning everyone.

                      Earlier today, we announced that the Board of Directors of Quovadx and of Rogue Wave Software had each approved the transaction for Quovadx to acquire Rogue Wave Software, Inc., a global software application infrastructure company.

                      We have signed a definitive agreement and will soon commence an exchange offer for the outstanding stock of Rogue Wave. This transaction will broaden our product offering and our industry reach to many new verticals.

                      Before I go into details on the terms of the offer, I'd like to express my enthusiasm for this transaction and for what it means to our future.

                      Rogue Wave has been a leading provider for C++ development products since its founding in 1989. They have an established, well-respected technology brand that is known worldwide. We will use this brand post-merger and re-brand our QDX Platform V and tools offerings to capitalize on the value of the Rogue Wave name.

                      Their flagship product, SourcePro, has sold over 300,000 licenses to 18,000 customers predominately in the financial services and telecommunications market.

                      They have an excellent reputation with independent software vendors.

                      During the past year, Kathleen has made significant changes at Rogue Wave and has returned the company to profitability. Their trailing 12-month revenue is over $32 million. They have a gross margin of 90% and they generated $1.5 million in net income over the past 12 months. They operate worldwide and are generating a profit in the Americas, and in Europe and are positioned for profitability in Asia-Pacific.

                      They have an excellent reputation that has been built over the past 14 years.

                      Rogue Wave has been pursuing a strategy that targets opportunities associated with a services oriented architecture. They were committing resources to developing a product similar to what we have already successfully developed with our Platform V technology.

                      Our application development platform enhances their offering. This combination not only allows Rogue Wave to avoid the significant development costs that would have resulted from a build strategy, but more importantly, it accelerates their time to market.

                      Rogue Wave's new product strategy offers them a transition path from being a provider of tools that facilitate application development in C++ to being a provider of products that facilitate the development of applications that span C++, Java, J2EE and .Net.

                      At Quovadx, we've enjoyed success with our integration tools and application development products.

                      Our focus is on providing a robust and highly comprehensive set of tools that offer the ability to design and deploy integration oriented composite applications.

                      These applications preserve an organizations investment in legacy systems while offering an updated, web based workflow and application process.

                      Many industries, financial services in particular, have an enormous investment in C++ applications that are not likely to be redeveloped any time soon in newer and less efficient technology platforms. Many of these applications will be reused and enhanced in newer browser based applications. This provides attractive growth opportunities for a combined Rogue Wave, Quovadx product suite, enhancing our QDX Platform V application development technology.

                      This acquisition supports our strategy of entering new markets and extending and strengthening our competencies in application development. Rogue Wave brings us an established brand and a profitable operating model.

                      I am very excited for what this transaction will produce in revenue and earnings growth for our shareowners and in product offerings and technology advances for our customers.

                      I'm very pleased to welcome Rogue Wave's CEO, Kathleen Brush to Quovadx and to today's call. Kathleen and I have been working on this transaction for several weeks and I'm excited to welcome her to Quovadx. She joined Rogue Wave at the beginning of this year. She's demonstrated strong leadership and refocused their efforts. She has developed a new product strategy that is already enjoying success in the marketplace.

                      I'd like to have Kathleen comment on Rogue Wave and on today's news. Kathleen?

Kathleen Brush:       Thank you Lorine, and good morning everyone.

                      Today is indeed an exciting day for Rogue Wave. By combining the strength of Rogue Wave and Quovadx, we have become a company that can move more swiftly and decisively in our quest to solidify a strong, competitive position in the emerging markets of web services and services oriented architecture.

                      As Lorine mentioned, Rogue Wave is a company with core strength in the development of products that facilitate C++ application development. The C++ business has and continues to be very good to Rogue Wave and we're confident it will be good to Quovadx.

                      In 2003, our sales team generated more than 200 (checking) customers. I guess some technologies like C++ have so many advocates that they end up defying the expectations normally held about legacy technology. Well, we are very pleased about the success of our C++ technologies. We've known for some time that we need to add more products to our portfolio, products that target large and growing markets.

                      Earlier this year we announced our new product strategy, a strategy that targets the large and growing markets for products that facilitate application development in a service-oriented architecture. It's an architecture with strong ties to web services. As you know, Quovadx targets this market too. By combining our products, customer base, and global reach with Quovadx technology, the new Quovadx will be an even stronger competitor in the growing market for service based application development.

                      We at Rogue Wave are eager to complete this transaction and we look forward to building our future with the Quovadx team.

Lorine Sweeney:       Thanks Kathleen.

                      Now I'd like to offer some details about today's announcement and about the transaction.

                      On Slide 5, you'll see a summary of the agreement. The value of our offer for Rogue Wave is $6.85 per share. They have 10.3 million shares outstanding, so the total value of the transaction is $71 million.

                      At September 30 of this year, Rogue Wave has $33 million of cash and equivalents. This results in an enterprise value of $38 million. This also equates to 1.2 times Rogues Wave's trailing 12-month revenue.

                      Our offer is a combination of cash and stock. We are offering $4.09 per share in cash and 0.5292 share of Quovadx for each share of Rogue Wave.

                      Since Rogue Wave has 10.3 million shares outstanding, we will issue 5.5 million new shares of Quovadx stock in this transaction and we will pay $42 million in cash to Rogue Wave share.

                      Since they have about $33 million cash, our net cash outflow will be about $9 million.

                      On Slide 6, you'll see additional points regarding the acquisition. We anticipate that the transaction will close early in the first quarter of 2004.

                      We intend to file our Registration Statement with the SEC and commence our exchange offer in the next two weeks.

                      The steps to closing include Hart-Scott Rodino clearance and the acceptance of our exchange offer by a majority of the outstanding shares of Rogue Wave.

                      We expect this transaction to add between $0.05 and $0.10 in earnings per share to our full year 2004 results

                      On Slide 7, you'll see summary financial statistics for Rogue Wave. Their trailing 12-month revenue was $32.9 million. This represents a decline of 24% from the prior year. However, their business has stabilized and their most recent quarterly revenue was $7.6 million, up from $7.3 million in the prior quarter. Their gross margin is 90%

                      In the past 12 months, they incurred $6.2 million in R&D costs and another $17.4 million in SG&A expenses. They took significant measures to reduce their cost structure over the past several quarters and their current run rate in these categories is much lower than their trailing 12-month figures.

                      Even though they realized a 24% revenue decline in 2003 from 2002, they decreased their operating expenditures by 42%.

                      Based on their fiscal fourth quarter 2003 results, which are calendar third quarter 2003 results, their annualized R&D costs are now $4.7 million and their annualized SG&A expenses are just $12.8 million.

                      They have a strong balance sheet and had $32.7 million in cash and investments at September 30 of this year. They have no debt.

                      They have a history of good collections with DSOs of 73 days.

                      They have working capital of $29.5 million as of September 30 and their deferred revenue balance is $6.7 million.

                      Now, please turn to Slide 8, where we list Rogue Wave's core product offerings. I'd like Kathleen to talk about their existing offerings and new products and emerging technologies.

Kathleen Brush:       Thanks, Lorine.

                      SourcePro is Rogue Waves core product line. SourcePro facilitates developing cross platform and cross database applications in C++, a programming language that has been challenged by the likes of Java, J2EE and .Net.

                      We've been fortunate. Although new application development in C++ has become less popular, our continued commitment to C++ has given us recognition as the vendor of choice for C++ components. And, there are still 3 million C++ programmers in the world. It's a population similar in size to that found for Java.

                      Stingray, another key performer in the Rogue Wave product line, provides components that facilitate the development of graphical user interfaces for Windows based applications.

                      The SourcePro and Stingray products are strong, profitable, revenue sources. And, we found that they've become even stronger when economic conditions improve.

                      As our customer's business grows, so does ours. This is because when they sell more of their products that use our products, we receive additional deployment revenue.

                      On Slide 9, I've listed the components of the Rogue Wave's product strategy.

                      The product strategy we adopted this year targets the emerging opportunities associated with the service-oriented architecture. This strategy permits us to leverage our customer base, reputation, and company-wide expertise in products that facilitate application development. It also paves a reasonable transition path that takes us from being a provider of tools that facilitate application development in C++, to being a provider of products that facilitate the development of applications that span C++, Java, J2EE and .Net.

                      Our strategy has two product initiatives. The first is LEIF.

                      LEIF is short for Lightweight Enterprise Integration Framework. LEIF leverages existing C++ investments by integrating C++ applications with those written in .Net and J2EE. In doing this, it facilitates the creation of services for use in a service-oriented architecture.

                      We released our first version of LEIF in December 2002. Our second version, dubbed LEIF on steroids, is targeted for release in the first part of 2004.

                      Wave Runner is the code name of our second new initiative. This project has two functional components. The first is to assemble and orchestrate services. The second is to monitor and manage services.

                      Because we had decided to complete this initiative by using a combination of building, buying and licensing, we spend four months thoroughly evaluating ten products that monitor and manage web services and 18 assembly and orchestration products. All products were evaluated against the stringent criteria that we had set for what we thought would be the leading products in their respective areas.

                      The QDX Platform was one of the 18 assembly and orchestration products evaluated. It came through our stringent evaluation process with shining colors, landing at the top of our rankings.

                      We're excited about the many benefits of our combined organizations, not the least of which is being able to offer our customers the leading edge QDX Platform.

                      Now, I'll turn this back to Lorine to discuss potential synergies and the strategic fit between our organizations.

Lorine Sweeney:       Thanks Kathleen.

                      As our press release states, we expect this transaction to be accretive to 2004 results. On Slide 10, are some synergies we've identified.

                      On the revenue front, we believe there is an opportunity for each of our product offerings to be introduced and cross sold to the combined installed base of customers.

                      We have recently expanded the marketing of our integration products and tools to the financial services verticals.

                      Rogue Wave has a significant presence in this vertical, and we intend to aggressively pursue their installed base with our product suite.

                      There is an opportunity for us to approach other verticals of the installed base of Rogue Wave customers with our technology platform. They've had great success with independent software vendors and we intend to quickly capitalize on their established relationship.

                      Similarly, our technology will help Rogue Wave more quickly bring service-oriented applications to their customers.

                      Our strengths on the R&D front are expected to accelerate the development cycle they've embarked on, so products will be in the marketplace much faster as a result of this combination.

                      In addition to significant revenue opportunities, we'll eliminate duplicate costs between our two companies. There are obvious cost elimination opportunities as Rogue Wave ceases to be a publicly traded company. Costs associated with stock exchange filing fees, SEC compliance costs, Board costs, D&O insurance costs and so on.

                      Rogue Wave has achieved considerable cost savings in the past few quarters from office consolidation and staff reduction. I believe we can further streamline their operations and achieve additional cost reductions in general and administrative areas. We'll quickly absorb a number of accounting, human resources and other administrative functions within our existing cost structure.

                      We see opportunity on the R&D front. We have a complimentary focus on services oriented architecture and web services. Rogue Wave will avoid considerable R&D expense by capitalizing on the work we've already done in many areas. We can redeploy these resources into new initiatives. I can see more opportunities to expand our R&D efforts as a result of this combination.

                      While we have additional work to do to fine tune our expectations, I'm comfortable targeting a $0.05 to $0.10 per share contribution from this transaction in 2004.

                      As in any acquisition, there will be some one time costs associated with this transaction. They include things like investment banker and legal fees, exchange agent fees, severance costs and related deal costs.

                      I'd like to talk briefly about the strategic fit for our two companies. Slide 11 highlights some of Rogue Wave's strengths.

                      They bring to Quovadx an established, widely recognized technology brand. They've been a leading provider for C++ development products for over a decade. They have mature cash generating products with their core SourcePro Software.

                      They have embarked on growth initiatives with their emerging LEIF and Wave Runner products.

                      Rogue Wave has a strong customer base in the financial services and telecommunications industries and has excellent relationships with independent software vendors.

                      They operate worldwide and have over 18,000 customers.

                      They have a high margin, cash-generating model and are profitable.

                      On Slide 12, I've listed Quovadx's strength.

                      We have proven technology and industry leading application deployment platforms and adaptive application offerings.

                      We have a leadership position in web services.

                      Our R&D efforts are strong and will enable us to bring new Rogue Wave products to market quicker than they would have been able to do without this combination.

                      We have made tremendous progress over the past year in building our sales force and strengthening our distribution network. These improvements will help us aggressively market and sell our product suites to Rogue Wave customers and accelerate our entry into new verticals. And, we bring a strong customer base in healthcare to this combination.

                      On Slide 13, I've shown how Quovadx will be organized after the completion of this acquisition.

                      We plan to establish a tools division and a solutions applications division.

                      We will use the Rogue Wave brand for our tools offering, our platform product, etcetera, and we will continue to emphasize our adaptive applications within healthcare and other verticals to extend our reach to new markets.

                      Before we open the call to your questions, let me summarize the significance of today's announcement.

                      On Slide 14, I've listed the benefits of this transaction.

                      First, we continue to emphasize and focus our attention on high margin software sales. This is an accretive transaction and moves us to a solidly profitable model.

                      Second, this further establishes us as a leading edge web services company.

                      Third, the Rogue Wave brand is strong and respected and is known among application developers around the globe.

                      Fourth, the combined company has a strong domestic and international distribution network.

                      And fifth, this combination will result in a company with the broadest industry reach within a solid customer base in healthcare, financial services, telecommunications, and with independent software vendors.

                      Let me stop with that and welcome any questions that you may have. Operator, I'll turn the call over to you.

Operator:             At this time, I would like to remind everyone, if you
                      would like to ask a question, please press star then the number 1 on your telephone keypad. We'll pause for just a moment to compile the Q&A roster.

                      Again, if you would like to ask a question, please press star then the number 1 on your telephone keypad.

                      Your first question is from (Damien Rinaldi) of First Albany.

(Damien Rinaldi):     Good morning. I'm wondering if you can lay out the
                      competitive environment that you see as you make this transition towards more of an integration and web services based entity. And secondly, to the extent that the Rogue
                      Wave folks characterize the SourcePro business as having stabilized in their last quarterly report, can you give us some sense of your confidence that that stability will remain?

Lorine Sweeney:       Sure, this is Lorine. I'll answer the first part of the
                      question and we may get some color on the latter part from Kathleen.

                      In terms of looking at the competitive environment for our combined products, it is somewhat similar to the environment that we have been participating in at Quovadx for sometime. We do compete against the application deployment vendors - that group consisting of companies such as SeeBeyond, Tibco, webMethods, Vitria, that are examples of those groups.

                      It ends up that what we continue to do at Quovadx is deepen our technology base with the addition of the LEIF product from SourcePro and I think more importantly, broaden and deepen our customer base which allows us to go in and more actively gain additional market share.

                      We've been very successful to date in accomplishing that and, you know, I clearly believe with the Rogue Wave combination that we'll be able to accelerate what we are doing with regard to expanding our Platform V technology into a broader base.

                      In terms of the stabilization of the Rogue Wave business, as Kathleen mentioned, one of the things that she's seen in the marketplace, is the fact that, as the economy has been improving, they have seen that their products sales have been strengthening as a consequence of that and they've been noting that in their pipeline and, you know, clearly their first demonstration of this was their last quarters result.

                      Kathleen, do you have any additional color to add to that?

Kathleen Brush: No, except that we have seen some strong signs of stabilization over the past three quarters and we do know that our customers remain committed to their

                      C++ applications. And we have seen an increase in deployments. And so, for those reasons, and also because we have good stability for our maintenance base for our SourcePro customers, we have some degree of confidence that this stabilization trend will continue.

(Damien Rinaldi):     Does the acquisition change the competitive
                      environment at all? Do you bring in new competition as a result of bringing Rogue Wave in? Number one. And then on a financial question, can you talk - you talked a little bit about the impact on profitability that you expected.
                      Can you comment on the impact on cash flow for the combined entity?

Lorine Sweeney:       We have several questions there. First, on the competitive landscape. You know, clearly we will bring in the Rogue
                      Wave competitors to what has been the non-traditional set of competitors for Quovadx. I do believe though that we will more importantly strengthen our own competitive position against our standard base.

                      The ability to bring in the C++ legacy software customers into our platform is really a huge momentum situation for us. As Kathleen mentioned, there are about 3 million C++ programmers out in the marketplace today with the LEIF product being able to take that huge base of code and then integrate that into new Java, J2EE applications is a major competitive edge for us versus others in our suite.

                      On the profitability side, you know, perhaps I can have Gary Scherping, our CFO talk a bit to that. I mean broadly speaking, Rogue Wave has been a solidly profitable company and clearly, that will enhance our cash position.

(Damien Rinaldi):     Okay, thank you.

Operator:             Your next question is from (William Haus) of Advest.

(William Haus):       Hi everyone.  Congratulations on the acquisition.

Lorine Sweeney:       Hi (Bill).  Did we lose (Bill)?

Operator:             His line is still open, he must have just disconnected.

                      Your next question is from (Lenny Brecken) of Brecken Capital.

(Lenny Brecken):      Hi, can you just in terms of the accretive nature of the
                      transaction, can you just put in perspective the Rogue
                      Wave (unintelligible) guidance of $0.30 and how much of the accretion for the combined entity is tied to any revenue or cost synergies.

Lorine Sweeney:       Sure, I'll let Gary Scherping speak to that.

Gary Scherping: You know we've - I guess done a lot of work on their forecast. So, they were forecasting around $0.30 or on 10 million shares, so about $3 million in profit for the next year. So, what we really based that, - the - our $0.05 to $0.10 accretion guidance going forward, was really based on the revenue stream that they're forecasting going forward. We really didn't build in any sort of revenue synergies, you know, revenue enhancement from the combined companies in that analysis.

                      I guess as we work through that the next few quarters, and how we're going to market each other's products, each other's customer base, I think we'll probably have a better idea of what additional revenue we can generate from that.

Lorine Sweeney:       Yeah, we felt, in terms of conservatism, that, you know,
                      our base case is where Rogue Wave really fits today. And so, you know, clearly as we discussed in our comments, we see synergies coming from public company consolidation, etcetera, but we have really not put that in our analysis for accretion.

(Lenny Brecken):      Okay, so if I do the math then with the, you know, the
                      adjusting for the share base and your contribution of net income, I mean, I should then assume that the guidance at Rogue Wave has been completely incorporated in that accretion factor. Pretty much.

Lorine Sweeney:       Yes, I think that's correct what you're saying.

(Lenny Brecken):      Thank you.

Operator:             Again if you would like to ask a question, please press
                      star then the number 1 on your telephone keypad.

                      Your next question is from (Paul Glacier) of Glacier Capital.

(Paul Glacier):       Hi, I'm not sure this is already covered, but I think you
                      mentioned that as an exchange offer, it was expected to be completed the first of January, first part of January?

Gary Scherping:       The first part of the first quarter.

Lorine Sweeney:       First quarter.  Yeah.

(Paul Glacier):       Quarter?  Now if the exchange offer, I think legally has
                      to be launched within the next ten days and then they're usually open for 20 days. How come you don't expect it to be completed in December in that case?

Lorine Sweeney:       We're always conservative in terms of our timing.

(Paul Glacier):       Okay.  Is it possible it can be done in December?  Would
                      you prefer it to be done sooner rather than later?

Lorine Sweeney:       We always prefer things to be done sooner than later.

(Paul Glacier):       Okay.  Thank you.

Operator:             At this time there are no further questions, Ms. Sweeney.
                      Are there any closing remarks?

Lorine Sweeney: No, I'd just like to thank everyone today for getting up so early. We're out on the West Coast, so we're amazed that we could have this call, but we did. And, we look forward to bringing everyone up to date further as time goes on with this combination. Thanks again, bye-bye.

Operator:             This concludes today's Quovadx Rogue Wave Investor
                      Briefing Conference Call, you may now disconnect.


                                       END